                                                                    OMB APPROVAL
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                        C-Bridge Internet Solutions, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    12500B105
                      -------------------------------------
                                 (CUSIP Number)

                               September 19, 2001
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
         Schedule is filed:

             [ ]Rule 13d-1(b)

             [ ]Rule 13d-1(c)

             [X]Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                Preliminary Note
                                ----------------

        The amounts set forth above give effect to the Agreement and Plan of Reorganization (hereinafter referred to as the "Agreement") entered into as of May 22, 2001 among eXcelon Corporation, a Delaware corporation ("Parent"), Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and C-Bridge Internet Solutions, Inc., a Delaware Corporation (the "Company"), whereby on September 19, 2001, the Merger Sub was merged with and into the Company, the separate corporate existence of the Merger Sub ceased and the Company continued as the surviving corporation. Pursuant to the Agreement, each share of common stock, par value $.01, of the Company (the "Company Common Stock") issued and outstanding immediately prior to September 19, 2001, subject to certain limitations contained within the Agreement, was canceled and extinguished and automatically converted into the right to receive (the "Right") 1.2517 shares of Common Stock, par value of $.001 per share of Parent ("Parent Common Stock"), and said Right was exercised immediately on September 19, 2001. As a result of the foregoing, as of the date hereof, the Reporting Persons ceased to be Reporting Persons subject to Section 13 of the Securities Exchange Act of 1934, as amended, in respect of the Company's Securities.

--------------------------------------------------------------------------------
      1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

      Insight Capital Partners III, L.P.........................................

--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)................................................................

             (b)    X...........................................................

--------------------------------------------------------------------------------

      3.    SEC Use Only.......................................................

--------------------------------------------------------------------------------

      4.    Citizenship or Place of Organization: Insight Capital Partners III,
            L.P. is organized under the laws of the State of Delaware ..........
--------------------------------------------------------------------------------
 Number of
 Shares Bene-      5.  Sole Voting Power      0
 ficially Owned    -------------------------------------------------------------
 by Each           6.  Shared Voting Power    0
 Reporting         -------------------------------------------------------------
 Person With:      7.  Sole Dispositive Power 0
                   -------------------------------------------------------------
                   8.  Shared Dispositive Power 0
--------------------------------------------------------------------------------

        9. Aggregate Amount Beneficially Owned by Each Reporting Person 0.......
--------------------------------------------------------------------------------

       10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
           (See Instructions)..................................................
-------------------------------------------------------------------------------

       11. Percent of Class Represented by Amount in Row (11)   0%..............
--------------------------------------------------------------------------------

       12. Type of Reporting Person (See Instructions)   PN.....................
--------------------------------------------------------------------------------

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

--------------------------------------------------------------------------------

CUSIP No. 12500B105

--------------------------------------------------------------------------------
        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners III (Co-Investors), L.P........................

--------------------------------------------------------------------------------
        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)................................................................

             (b)    X...........................................................

--------------------------------------------------------------------------------

        3.   SEC Use Only.......................................................
--------------------------------------------------------------------------------

        4.   Citizenship or Place of Organization: Insight Capital Partners
             III (Co-Investors), L.P. is organized under the laws of the
             State of Delaware..................................................
--------------------------------------------------------------------------------
 Number of
 Shares Bene-      5.  Sole Voting Power        0
 ficially Owned    -------------------------------------------------------------
 by Each           6.  Shared Voting Power      0
 Reporting         -------------------------------------------------------------
 Person With:      7.  Sole Dispositive Power   0
                   -------------------------------------------------------------
                   8.  Shared Dispositive Power 0
--------------------------------------------------------------------------------

        9.  Aggregate Amount Beneficially Owned by Each Reporting Person 0......
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)..................................................
--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (11)   0..............
--------------------------------------------------------------------------------

        12. Type of Reporting Person (See Instructions)   PN....................
--------------------------------------------------------------------------------

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

--------------------------------------------------------------------------------

CUSIP No. 12500B105

--------------------------------------------------------------------------------
        1.    Names of Reporting Persons.
              I.R.S. Identification Nos. of above persons (entities only).

        Insight Capital Partners (Cayman) III, L.P..............................

--------------------------------------------------------------------------------
        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)................................................................

             (b)    X...........................................................

--------------------------------------------------------------------------------

        3.   SEC Use Only.....................................................
--------------------------------------------------------------------------------

        4. Citizenship or Place of Organization: I Insight Capital Partners (Cayman) III, L.P. is organized under the laws of the
             Cayman Islands.....................................................
--------------------------------------------------------------------------------
 Number of
 Shares Bene-      5.  Sole Voting Power        0
 ficially Owned    -------------------------------------------------------------
 by Each           6.  Shared Voting Power      0
 Reporting         -------------------------------------------------------------
 Person With:      7.  Sole Dispositive Power   0
                   -------------------------------------------------------------
                   8.  Shared Dispositive Power 0...............................
--------------------------------------------------------------------------------

        9.  Aggregate Amount Beneficially Owned by Each Reporting Person 0......
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)..................................................
--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (11)   0..............
--------------------------------------------------------------------------------

        12. Type of Reporting Person (See Instructions)   PN....................
--------------------------------------------------------------------------------

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

--------------------------------------------------------------------------------

CUSIP No. 12500B105

--------------------------------------------------------------------------------
        1.   Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

        Insight Venture Management, Inc.........................................

--------------------------------------------------------------------------------
        2.   Check the Appropriate Box if a Member of a Group (See Instructions)

             (a)................................................................

             (b)   X............................................................

--------------------------------------------------------------------------------

        3.   SEC Use Only.......................................................
--------------------------------------------------------------------------------

        4.   Citizenship or Place of Organization: Insight Venture Management,
             Inc. is organized under the laws of the State of Delaware..........
--------------------------------------------------------------------------------
 Number of
 Shares Bene-      5.  Sole Voting Power        0
 ficially Owned    -------------------------------------------------------------
 by Each           6.  Shared Voting Power      0
 Reporting         -------------------------------------------------------------
 Person With:      7.  Sole Dispositive Power   0
                   -------------------------------------------------------------

                   8.  Shared Dispositive Power 0
--------------------------------------------------------------------------------

        9.  Aggregate Amount Beneficially Owned by Each Reporting Person 0......
--------------------------------------------------------------------------------

        10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions).................................................
--------------------------------------------------------------------------------

        11. Percent of Class Represented by Amount in Row (11)   0..............
--------------------------------------------------------------------------------

        12. Type of Reporting Person (See Instructions)   CO....................
--------------------------------------------------------------------------------

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

        ........................................................................

--------------------------------------------------------------------------------

Item 1.

(a)     Name of Issuer:
        ---------------

        C-Bridge Internet Solutions, Inc.

        Address of Issuer's Principal Executives Offices:
        219 Vassar Street, Cambridge, MA  02139

Item 2.

(b)     Name of Person Filing:
        ----------------------

        Insight Capital Partners III, L.P.
        Insight Capital Partners III (Co-Investors), L.P.
        Insight Capital Partners (Cayman) III, L.P.
        Insight Venture Management, Inc.

        See additional information contained in Exhibit 2(a) attached hereto and incorporated herein by reference.

(c)     Address of Principal Office, or if none, Residence:
        ---------------------------------------------------

        680 Fifth Avenue, 8th Floor, New York, NY 10019

(d)     Citizenship:
        ------------

        Delaware

(e)     Title and Class of Securities (of Issuer):
        ------------------------------------------

        Common Stock

(f)     CUSIP Number:
        -------------

        12500B105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or ss.ss.240.13d-2(b) or (c), check whether the person filing is a:

        N/A

Item 4. Ownership

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)     Amount Beneficially Owned:
        --------------------------

        Insight Capital Partners III, L.P.:                  0 (as of September 28, 2001)
        Insight Capital Partners III (Co-Investors), L.P.:   0 (as of September 28, 2001)
        Insight Capital Partners III (Cayman), L.P.:         0 (as of September 28, 2001)
        Insight Venture Management, Inc.:                    0 (as of September 28, 2001)


(b)     Percentage of Class:
        --------------------

        Insight Capital Partners III, L.P.:                 0% (as of September 28, 2001)
        Insight Capital Partners III (Co-Investors), L.P.:  0% (as of September 28, 2001)
        Insight Capital Partners III (Cayman), L.P.:        0% (as of September 28, 2001)
        Insight Venture Management, Inc.:                   0% (as of September 28, 2001)

        Aggregate: 0% (as of September 28, 2001)
(c)

    Number of shares as to which such person has:

       (i)     Insight Capital Partners III, L.P.:                0
               Insight Capital Partners III (Co-Investors), L.P.: 0 Insight Capital Partners (Cayman), III, L.P.: 0
               Insight Venture Management, Inc.:                  0

       (ii)    Insight Capital Partners III, L.P.:                0
               Insight Capital Partners III (Co-Investors), L.P.: 0 Insight Capital Partners (Cayman), III, L.P.: 0
               Insight Venture Management, Inc.:                  0

       (iii)   Insight Capital Partners III, L.P.:                0
               Insight Capital Partners III (Co-Investors), L.P.: 0 Insight Capital Partners (Cayman), III, L.P.: 0
               Insight Venture Management, Inc.:                  0

       (iv)    Insight Capital Partners III, L.P.:                0
               Insight Capital Partners III (Co-Investors), L.P.: 0 Insight Capital Partners (Cayman), III, L.P.: 0
               Insight Venture Management, Inc.:                  0

        See additional information contained in Exhibit 4(a) attached hereto and incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class

        x

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being on By the Parent Holding Company

        N/A

Item 8. Identification and Classification of Members of the Group

        N/A


Item 9. Notice of Dissolution of Group

        N/A

Item 10. Certification

        N/A

                                  EXHIBIT 2(a)
                                  ------------

Item 2. Identity and Background.

      This statement is being filed by Insight Capital Partners III, L.P., a Delaware limited partnership ("Capital Partners"), Insight Capital Partners III (Co-Investors), L.P., a Delaware limited partnership ("Co-Investor Partners"), Insight Capital Partners (Cayman) III. L.P., a Cayman Islands limited partnership ("Cayman Partners", together with Capital Partners, Co-Investor Partners and Cayman Partners, "Insight III" or the "Reporting Persons"), and Insight Venture Management, Inc., a Delaware corporation ("Venture Management"). The executive office of the Insight III funds and Venture Management is 680 5th Avenue, New York, NY, 8th Floor 10019. Each of the Insight III funds and Venture Management is engaged in the venture capital business.

      Insight Venture Associates III, LLC, a Delaware Limited Liability Company ("Venture Associates") is the sole general partner of the Insight III funds, the executive office of which is located at the same address of such funds. The principal business of Venture Associates is serving as the general partner to each of the Insight III funds and as such may be deemed to be the beneficial owner of all shares held by Insight III. Venture Associates disclaims beneficial ownership of any shares owned by Insight III, except to the extent of its pecuniary interest therein, if any.

      The Managing Members of Venture Associates are William Doyle, Deven Parekh, Jeffrey Horing, Peter Sobiloff, and Jerry Murdock (the "Managing Members"), and as such may be deemed to be the beneficial owners of all the shares held by Insight III. Each of the Managing Members disclaims beneficial ownership of any shares of Common Stock owned by Insight III, except to the extent of his pecuniary interest therein, if any. Jeffrey Horing and Jerry Murdock are the designated members of Venture Associates (the "Designated Members") and the ultimate controlling persons of Venture Associates, and as such may be deemed to be the beneficial owners of all the shares of Common Stock held by Insight III. Each of the Designated Members disclaims beneficial ownership of any shares of Common Stock owned by Insight III, except to the extent of his pecuniary interest therein, if any.

      Each of the Managing Members and Designated Members is a citizen of the United States of America and each of their principal occupations is being a Managing Member or Designated Member of Venture Associates.

      The officers and directors of Venture Management are Jeffrey Horing, President and Director and Jerry Murdock, Vice President and Director, each of whom are also the sole stockholders of Venture Management, and as such may be deemed to be the beneficial owners of all shares of Common Stock held by Venture Management. Messrs. Horing and Murdock disclaim beneficial ownership of any shares of Common Stock owned by Venture Management, except to the extent of his pecuniary interest therein, if any.

      Messrs. Horing and Murdock are citizens of the United States of America and each of their principal occupations is being an officer and director of Venture Management.

                                  EXHIBIT 4(a)
                                  ------------

Item 4.  Ownership.

      The amounts set forth above give effect to the Agreement and Plan of Reorganization (hereinafter referred to as the "Agreement") entered into as of May 22, 2001 among eXcelon Corporation, a Delaware corporation ("Parent"), Comet Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and C-Bridge Internet Solutions, Inc., a Delaware Corporation (the "Company"), whereby on September 19, 2001, the Merger Sub was merged with and into the Company, the separate corporate existence of the Merger Sub ceased and the Company continued as the surviving corporation. Pursuant to the Agreement, each share of common stock, par value $.01, of the Company (the "Company Common Stock") issued and outstanding immediately prior to September 19, 2001, subject to certain limitations contained within the Agreement, was canceled and extinguished and automatically converted into the right to receive (the "Right") 1.2517 shares of Common Stock, par value of $.001 per share of Parent ("Parent Common Stock"), and said Right was exercised immediately on September 19, 2001. As a result of the foregoing, as of the date hereof, the Reporting Persons ceased to be Reporting Persons subject to Section 13 of the Securities Exchange Act of 1934, as amended, in respect of the Company's Securities.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                               INSIGHT CAPITAL PARTNERS III, L.P.

                               By: Insight Venture Associates, III, LLC
                                   its General Partner


                               By:  /s/ Jeffrey Horing
                                    -----------------------------------
                               Name:  Jeffrey Horing
                               Title:  Managing Member

                               Date:  September 28, 2001


                               INSIGHT CAPITAL PARTNERS III (CO-INVESTORS), L.P.


                               By: Insight Venture Associates, III, LLC
                                   its General Partner


                               By:  /s/ Jeffrey Horing
                                    -----------------------------------
                               Name:  Jeffrey Horing
                               Title:  Managing Member


                               Date:  September 28, 2001


                               INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.


                               By: Insight Venture Associates, III, LLC
                                   its General Partner


                               By:  /s/ Jeffrey Horing
                                    -----------------------------------
                               Name:  Jeffrey Horing
                               Title:  Managing Member

                               Date:  September 28, 2001


                               INSIGHT VENTURE MANAGEMENT, INC.


                               By:  /s/ Jeffrey Horing
                                    -----------------------------------
                               Name:  Jeffrey Horing
                               Title:  President


                               Date:  September 28, 2001